Strategic Partners Mutual Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

July 5, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:	Strategic Partners Mutual Funds, Inc.
Registration Statement on Form N-14
File Nos. 333-125134 and 811-08085

Dear Mr. Greene:

On behalf of Strategic Partners Equity Income Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Equity  Income Fund”), we are responding to oral comments given by  Larry Greene of the Securities and Exchange Commission (the “Commission”), during telephone conversations with Claudia DiGiacomo on June 15, 2005 and June 16, 2005.

The comments were addressed to the initial registration statement on Form N-14 which was filed via EDGAR on May 23, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meetings of the shareholders of each of the Strategic Partners Capital Income Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Capital Income Fund” and, together with the Equity Income Fund, the “Funds”). On June 23, 2005 the Registration Statement went automatically effective pursuant to Rule 488.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  Other Non-Fundamental Investment Policies of the Funds (page 3): (a) Please clarify the meaning of “employ alternative investment strategies.”  (b) Please clarify whether convertibles are included in the 15% junk basket.  (c) If the Funds invest in emerging market securities please include additional risk disclosure.

                                          Response:  (a) The referenced disclosure has been deleted to avoid confusion.  (b) Convertibles are included in the 15% junk basket and the disclosure has been revised accordingly.  (c) The Funds do invest in emerging markets and additional risk disclosure has been added to the section entitles “Risks if Investing in the Funds-Foreign Investments.”

2.                                       Comment:  Portfolio manager compensation disclosure (pages 6 to 10): please only disclose the types of compensation that were actually paid as of each Fund’s fiscal year end to a portfolio manager of the Funds by the applicable subadviser.

                                                Response:  The disclosure has been revised to only describe the types of compensation that were actually paid to a portfolio manager for the Funds by the applicable subadviser as of the applicable fiscal year end.  Where no revisions were made, the subadvisers confirmed that all of the disclosed compensation was actually paid to the Fund’s portfolio manager by the applicable subadviser.

3.                                       Comment: Portfolio Holdings (page 12): The Registration Statement only includes disclosure from Fund’s Prospectus — add disclosure from Fund’s Statement of Additional Information (SAI).

                                                Response:  We note that the instructions to Form N-14 do not require the disclosure from the Fund’s SAI to be included in the N-14, nevertheless we have revised the disclosure in the N-14 to include the disclosure in the Fund’s SAI, as requested.

4.                                       Comment:  Frequent Purchases and Redemptions of Fund Shares (Page 14) Confirm whether or not the Fund treats omnibus accounts the same way.  If not, add disclosure to explain how such accounts are treated.

                                                Response:  We confirm that the Fund treats omnibus accounts the same as Intermediaries and the disclosure has been revised.

5.                                       Comment:  Fees and Expenses (Pages 16 to 19):  Delete “estimated” in the Distribution (12b-1) Fees line item.

                                                Response:  The disclosure has been revised as requested.

6.                                       Comment:  Reasons for the Transaction (page 24):  The Fund only states factors but does not provide any reason for the transaction.  Please revise disclosure to provide reasons for the transaction.

                                                Response:  We have revised this disclosure as requested to clarify the reasons for the transaction.

7.                                       Comment:  Information About the Transaction (page 25): Please clarify the last sentence of the second paragraph.

                                                Response:  The disclosure has been revised as requested.

8.                                       Comment:  Expenses of the Transaction (page 25): Please include estimate of proxy solicitation expenses.

                                                Response:  The requested disclosure has been added.

9.                                       Comment:  Capitalization of the Funds and Capitalization After the Transaction (pages 27 to 28): Please provide the  total net assets and total shares outstanding for each Fund and pro forma for the Transaction.

                                                Response:  The requested disclosure has been added.

10.                                 Comment:  Voting Information (page 28): Explain how broker non-votes and abstentions will be voted by the Capital Income Fund.

                                                Response:  The requested disclosure has been added.

11.                                 Comment:  Shareholder Proposals (page 30): Please clarify that the first sentence in the second paragraph relates to shareholders of the Company and include disclosure regarding notice requirements for shareholders to submit a proposal from the floor of a shareholder meeting pursuant to Rule 14a-5(e)(2).

                Response:  The disclosure has been revised as requested.

12.                                 Comment:  Pro Forma Statements of Assets and Liabilities for the Transaction (page F-5): Please include the phrase “pro forma” in the fifth column heading.

                Response:  The disclosure has been revised as requested.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo